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                       Securities and Exchange Commission
                             Washington, D.C. 20549

                                    FORM 6-K

                            Report of Foreign Issuer
                        Pursuant to Rule 13a-16 Or 15d-16
                                     Of The
                         Securities Exchange Act of 1934

                         For the month of September 2006

                               BACHOCO INDUSTRIES
                 (Translation of Registrant's name into English)

                          Avenida Tecnologico No. #401
                            38010 Celaya, Guanajuato
                          (Address of principal office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F [X]    Form 40-F [ ]

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g-3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes [ ]    No [X]

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82__.)

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                          BACHOCO INFORMS SHAREHOLDERS

     Celaya, Guanajuato, Mexico                               September 18, 2006

     Industrias Bachoco S.A. de C.V. ("Bachoco" or "the Company") (NYSE:IBA; BMV:Bachoco UBL), Mexico's leading producer and processor of poultry products, announced on April 27, 2006 that in the extraordinary meeting held on April 26, 2006, the Company's Shareholders approved the plan to convert the Series L shares into Series B shares, which have full voting rights.

     This conversion process includes two steps that will be executed simultaneously: a) separating the UBL units currently trading on the Mexican Exchange into their component Series L and Series B shares and b) converting the Series L shares into Series B shares, thereby creating a single share class, the Series B shares. These shares would trade on the Mexican stock market. The ADS will still consist of twelve underlying shares, but they will all be Series B shares with full voting rights.

     Today the Company announced that:

     a) Once the Company has completed all the requirements set forth by the Mexican and US authorities, the share conversion process was approved.

     b) The Exchange of the new titles will be effective starting September 26, 2006.

     c) After the exchange of the new titles, the Capital Stock will not have any further changes, including the number of Shares outstanding which will continue to be 600,000,000 all Shares Series B.

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COMPANY DESCRIPTION

Industrias Bachoco S.A. de C.V. is Mexico's leading producer and processor of poultry products with over 700 production and distribution facilities throughout the country. The Company is also Mexico's second largest producer of table eggs. It sells swine to meat packers for the production of pork products and is an important player in the balanced feed industry in Mexico. The Company posted net sales of US$1.36 billion for 2005 divided among the Company's four main product lines as follows: 80.1% chicken and chicken-related products, 8.7% table eggs, 7.2% balanced feed, and 4.0% swine and other lines.

Industrias Bachoco's shares are listed on the Mexican Stock Exchange and its American Depositary Shares (ADS) are listed on the New York Stock Exchange. One ADS represents six units, each consisting of one Series B and one Series L Share. For more information, please visit Bachoco's website at http://www.bachoco.com.mx.

This press release contains certain forward-looking statements that are subject to a number of uncertainties, assumptions and risk factors that may influence its accuracy. Actual results may differ. Factors that could cause these projections to differ include, but are not limited to: supply and demand, industry competition, environmental risks, economic and financial market conditions in Mexico and operating cost estimates. For more information regarding Bachoco and its outlook, please contact the Company's Investor Relations Department.



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                                   SIGNATURES

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                               Industrias Bachoco, S.A. de C.V.
                                               (Registrant)


          Date: September 18, 2006             By /s/ Daniel Salazar Ferrer, CFO
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